CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

July 6, 2020

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

As indicated in our prior letter, also dated July 6, 2020 (the “Prior Letter”), responding to your comments provided on June 8, 2020 regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 10, 2020 (the “Registration Statement”), this letter specifically responds to Comment 5, as set forth in such letter and restated below. The Registration Statement relates to the FT Cboe Vest U.S. Equity Buffer Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement and the Prior Letter.

Comment 5

Please provide a legal analysis as to why the tender offer rules would not be implicated if the Fund makes a large-scale purchase of the shares of an Underlying ETF on the open market.

Response to Comment 5

As described in the Registration Statement, in conjunction with its principal investment strategies, the Fund will invest in Underlying ETFs (investments in Underlying ETFs are referred to herein as “Purchases”). The Fund does not believe that the tender offer rules (including Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”)) will be implicated by the Purchases, even if certain Purchases could be considered “large-scale.” In this regard, as discussed below, the Fund does not believe that the Purchases fall within the types of transactions requiring the protections afforded by the Williams Act or that they constitute “tender offers.”

Williams Act Protections Are Not Needed. The Fund notes that Section 13(e) of the 1934 Act, which, in general terms, prohibits fraudulent, deceptive or manipulative acts and practices in connection with issuer repurchases of publicly-traded equity securities as specified in regulations adopted by the Securities and Exchange Commission, is derived from the Williams Act, which was enacted in 1968 to regulate the acquisition of significant positions in publicly held companies. The legislative history of the Williams Act indicates that there was a need to protect shareholders from the coercive nature of tender offers and to ensure that they were provided with relevant information before deciding whether to sell or keep their shares.1 In this regard, with respect to the Fund, existing shareholders of the Underlying ETFs will not be solicited, presented with offers, or pressured in any way to make their shares available for purchase by the Fund or to make hasty decisions regarding their Underlying ETF share holdings. Rather, the Fund, in conjunction with its principal investment strategies, will purchase shares of the Underlying ETFs that are available for sale in the market at the prevailing market price (which, consistent with the treatment of shares of exchange-traded funds (“ETFs”) as “redeemable securities” for purposes of the Investment Company Act of 1940 (the “1940 Act”), should generally be close to net asset value (“NAV”)).

Purchases Are Not Tender Offers. Rule 13e-4 applies to “issuer tender offers,” which, as set forth in paragraph (a)(2) thereof, refer to a “tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer.” The term “tender offer” is not defined in the 1934 Act or rules promulgated thereunder. However, based on Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y 1979), aff’d on other grounds, 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983), a list of eight factors, generally known as the “Wellman factors,” has developed for purposes of determining whether conduct pertaining to acquisitions of securities rises to the level of a tender offer under the Williams Act. In addition, based on Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985), the Wellman factors have been supplemented with a test that focuses on the “totality of the circumstances.” As discussed below, based on its analysis of the Wellman factors and the Hanson Trust test, the Fund does not believe that the Purchases are tender offers. Significantly, the Purchases will be made in the open market at the prevailing market price (i.e., not at a premium) under circumstances that will not involve any type of coercion of shareholders of Underlying ETFs.

The Wellman factors and their application to the Purchases are set forth below:

(i)       There is active and widespread solicitation of shareholders for the shares of an issuer. Since no Underlying ETF shareholders will be solicited in connection with the Purchases, the Fund believes that this factor is irrelevant. As noted above, the Fund will purchase Underlying ETF shares that are available for sale on the exchange.

(ii)       The solicitation is made for a substantial percentage of the issuer’s stock. Consistent with (i) above, since no Underlying ETF shareholders will be solicited and shares of the Underlying ETFs will be purchased on the exchange, the Fund believes that this factor is irrelevant.

(iii)       The offer to purchase is made at a premium over the prevailing market price. Consistent with (i) and (ii) above, since no Underlying ETF shareholders will be solicited or otherwise presented with offers to purchase their shares, the Fund believes that this factor is irrelevant. In addition, given that the Underlying ETFs are ETFs, their shares will be listed on a national securities exchange and traded at market-determined prices. Accordingly, shares of Underlying ETFs will not be purchased at a premium over the prevailing market price. As noted in the adopting release accompanying Rule 6c-11 under the 1940 Act, listing on an exchange “provides an organized and ongoing trading market for the ETF shares at market-determined prices, and therefore is important to a functioning arbitrage mechanism.”2 By virtue of this arbitrage mechanism, the price at which shares of Underlying ETFs are purchased on the exchange should typically be close to NAV.

(iv)       The terms of the offer are firm, rather than negotiable. Since no offers will be made and, accordingly, there will be no terms to negotiate, the Fund believes that this factor is irrelevant. As noted above, the Purchases will be made through purchases on the exchange from time to time at the then-prevailing market price, which should not be construed as a firm offer.

(v)       The offer is contingent on the tender of a fixed number of shares. Since no offers will be made, there will be no applicable contingencies and, accordingly, the Fund believes that this factor is irrelevant. Additionally, the Purchases will not be contingent on purchasing a fixed number of Underlying ETF shares. The Fund will purchase, in the open market, the amount of Underlying ETF shares that are needed at any particular time, commensurate with shareholder demand, the Fund’s investment strategy and, as applicable, the investment strategies of the Underlying ETFs (e.g., resets and rebalances). Consistent with their normal practices in responding to demand for ETF shares, authorized participants and market makers may effect creations of new Underlying ETF shares that will be made available for purchase on the exchange by the Fund and other investors.

(vi)       The offer is open only for a limited period of time. Because, as noted above, the Purchases do involve offers to existing Underlying ETF shareholders, the Fund believes that offer duration and, therefore, this factor, are irrelevant. As stated above, the Fund will purchase Underlying ETF shares in the market from time to time, as needed.

(vii)       The offeree is subjected to pressure to sell. Because shareholders of the Underlying ETFs will not be “offerees” and the Purchases will in no way subject them to pressure to make any rapid uninformed decisions to sell their shares, the Fund believes that this factor is irrelevant.

(viii)       There is a public announcement of a purchasing program prior to or accompanied by a rapid accumulation of shares.3 Notwithstanding any required and/or customary disclosures about the Fund’s strategies and holdings (e.g., in its prospectus or website, or in information provided to market participants as required or in accordance with accepted industry practice), there will be no public announcements of transactions effected by authorized participants and market makers to respond to market demand for the shares of the Fund or the Underlying ETFs. Further, the Fund does not view its investment strategies, consisting of investing in Underlying ETFs, as a “purchasing program” or believe that robust disclosure and transparency relating to the Fund and its well-defined investment strategy constitute a “public announcement of a purchasing program” that may be present in traditional tender offers. Accordingly, the Fund believes that this factor is irrelevant.

In addition, as indicated above, the Wellman factors have been supplemented by the Hanson Trust test, which essentially focuses on whether, in viewing a transaction in light of the totality of the circumstances, it is likely that there is “a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.”4 Consistent with the above discussion, given that Underlying ETF shareholders will not be solicited or presented with any offers in conjunction with the Purchases, there is no need to provide them with information in order to permit them to evaluate any proposal. The Purchases do not involve the exertion of pressure or any other factual circumstance that would have the effect of coercing a shareholder of an Underlying ETF to take action. Accordingly, the Fund does not believe that the Purchases raise concerns intended to be addressed by the Hanson Trust test.

For the reasons discussed above, the Fund respectfully submits that the tender offer rules are not implicated by the Purchases.

1	See generally Full Disclosure of Corporate Equity Ownership and in Corporate Takeover Bids, Report of the Comm. on Banking and Currency, United States Senate, to accompany S. 510, 90th Cong., 1st Sess., Rep. No. 550 (Aug. 29, 1967), at 2-5; and Takeover Bids, Hearings before the Subcomm. on Commerce and Finance of the Comm. on Interstate and Foreign Commerce, House of Representatives, 90th Cong., 2d Sess. (July 1, 1968), at 13-14 and 44-45.
2	See Exchange-Traded Funds, Rel. No. IC-33646 (Sept. 25, 2019), 84 F.R. 57162 (Oct. 24, 2019), at 57178.
3	The Wellman case did not include the eighth factor but acknowledged that the Securities and Exchange Commission had listed an eighth factor in Hoover v. Fuqua Industries, Inc., C. 79-1062A (N.D. Ohio June 11, 1979). See Wellman, 475 F. Supp., at 824.
4	See Hanson Trust, 774 F.2d, at 57.

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Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess